SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

HALCÓN RESOURCES CORPORATION

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

40537Q100

(CUSIP Number)

HALRES LLC

1000 Louisiana, Suite 6700

Houston, Texas 77002

(832) 538-0300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 18, 2012

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 40537Q100	Page 2 of 18 Pages

1	NAMES OF REPORTING PERSONS: HALRES LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: DELAWARE

	7	SOLE VOTING POWER: 36,666,669
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 36,666,669
	10	SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 36,666,669
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 14.5% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO (Limited Liability Company)

(1)	Calculated based upon 252,884,092 shares of common stock outstanding, which includes (i) 216,217,425 shares outstanding as of September 19, 2012 (as reported in the Prospectus filed by the Issuer with the Commission on September 13, 2012) and (ii) 36,666,667 shares of common stock issuable upon exercise of the Warrants (defined herein).

CUSIP No. 40537Q100	Page 3 of 18 Pages

1	NAMES OF REPORTING PERSONS: ENCAP ENERGY CAPITAL FUND VIII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: DELAWARE

	7	SOLE VOTING POWER 3,750,000
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER: 36,666,669
	9	SOLE DISPOSITIVE POWER: 3,750,000
	10	SHARED DISPOSITIVE POWER: 36,666,669

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 40,416,669
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 16.0% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

CUSIP No. 40537Q100	Page 4 of 18 Pages

(1)	Calculated based upon 252,884,902 shares of common stock outstanding, which includes (i) 216,217,425 shares outstanding as of September 19, 2012 (as reported in the Prospectus filed by the Issuer with the Commission on September 13, 2012) and (ii) 36,666,667 shares of common stock issuable upon exercise of the Warrants (defined herein).

CUSIP No. 40537Q100	Page 5 of 18 Pages

1	NAMES OF REPORTING PERSONS: DAVID B. MILLER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: UNITED STATES

	7	SOLE VOTING POWER: 5,000
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER: 40,416,669 (1)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 40,416,669 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 40,421,669 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 16.0% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

CUSIP No. 40537Q100	Page 6 of 18 Pages

(1)	David B. Miller may be deemed to share voting and dispositive power over the securities held by HALRES LLC (“HALRES”) and EnCap Energy Capital Fund VIII, L.P. (“EnCap Fund VIII”); thus, he may also be deemed to be the beneficial owner of these securities (See Item 5). David B. Miller disclaims any beneficial ownership of the securities owned by HALRES and EnCap Fund VIII in excess of his pecuniary interest in such securities.

(2)	Calculated based upon 252,884,092 shares of common stock outstanding, which includes (i) 216,217,425 shares outstanding as of September 19, 2012 (as reported in the Prospectus filed by the Issuer with the Commission on September 13, 2012) and (ii) 36,666,667 shares of common stock issuable upon exercise of the Warrants (defined herein).

CUSIP No. 40537Q100	Page 7 of 18 Pages

1	NAMES OF REPORTING PERSONS: D. MARTIN PHILLIPS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: UNITED STATES

	7	SOLE VOTING POWER: 0
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER: 40,416,669 (1)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 40,416,669 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 40,416,669 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 16.0% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

CUSIP No. 40537Q100	Page 8 of 18 Pages

(1)	D. Martin Phillips may be deemed to share voting and dispositive power over the securities held by HALRES and EnCap Fund VIII; thus, he may also be deemed to be the beneficial owner of these securities (See Item 5). D. Martin Phillips disclaims any beneficial ownership of the securities owned by HALRES and EnCap Fund VIII in excess of his pecuniary interest in such securities.

(2)	Calculated based upon 252,884,092 shares of common stock outstanding, which includes (i) 216,217,425 shares outstanding as of September 19, 2012 (as reported in the Prospectus filed by the Issuer with the Commission on September 13, 2012) and (ii) 36,666,667 shares of common stock issuable upon exercise of the Warrants (defined herein).

CUSIP No. 40537Q100	Page 9 of 18 Pages

1	NAMES OF REPORTING PERSONS: GARY R. PETERSEN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: UNITED STATES

	7	SOLE VOTING POWER: 0
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER: 40,416,669 (1)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 40,416,669 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 40,416,669 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 16.0% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

(1)	Gary R. Petersen may be deemed to share voting and dispositive power over the securities held by HALRES and EnCap Fund VIII; thus, he may also be deemed to be the beneficial owner of these securities (See Item 5). Gary R. Petersen disclaims any beneficial ownership of the securities owned by HALRES and EnCap Fund VIII in excess of his pecuniary interest in such securities.

CUSIP No. 40537Q100	Page 10 of 18 Pages

(2)	Calculated based upon 252,884,092 shares of common stock outstanding, which includes (i) 216,217,425 shares outstanding as of September 19, 2012 (as reported in the Prospectus filed by the Issuer with the Commission on September 13, 2012) and (ii) 36,666,667 shares of common stock issuable upon exercise of the Warrants (defined herein).

CUSIP No. 40537Q100	Page 11 of 18 Pages

1	NAMES OF REPORTING PERSONS: ROBERT L. ZORICH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: UNITED STATES

	7	SOLE VOTING POWER: 0
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER: 40,416,669 (1)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 40,416,669 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 40,416,669 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 16.0% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

CUSIP No. 40537Q100	Page 12 of 18 Pages

(1)	Robert L. Zorich may be deemed to share voting and dispositive power over the securities held by HALRES and EnCap Fund VIII; thus, he may also be deemed to be the beneficial owner of these securities (See Item 5). Robert L. Zorich disclaims any beneficial ownership of the securities owned by HALRES and EnCap Fund VIII in excess of his pecuniary interest in such securities.

(2)	Calculated based upon 252,884,092 shares of common stock outstanding, which includes (i) 216,217,425 shares outstanding as of September 19, 2012 (as reported in the Prospectus filed by the Issuer with the Commission on September 13, 2012) and (ii) 36,666,667 shares of common stock issuable upon exercise of the Warrants (defined herein).

CUSIP No. 40537Q100	Schedule 13D	Page 13 of 18 Pages

This Amendment No. 2 to Schedule 13D (this “Amendment”) amends the information provided in the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) by HALRES LLC (“HALRES”), David B. Miller, D. Martin Phillips, Gary R. Petersen and Robert L. Zorich (collectively, the “Reporting Persons”) on February 17, 2012, as amended by that Amendment No. 1 to Schedule 13D filed by the Reporting Persons with the Commission on May 9, 2012 (as amended, the “Schedule 13D”).

On September 17, 2012, HALRES made a pro rata distribution of the securities of Halcón Resources Corporation (the “Issuer”) to all of its members (the “Distribution”). As a result of the Distribution, EnCap Energy Capital Fund VIII, L.P., a member of HALRES, received 44,000,000 shares of common stock of the Issuer. On September 18, 2012, EnCap Fund VIII sold 40,250,000 shares in a registered underwritten public offering.

This Amendment is being filed to amend the information disclosed in the Schedule 13D to reflect a decrease in the Reporting Persons’ beneficial ownership as a result of the Distribution and to include EnCap Fund VIII as a reporting person under the Schedule 13D. Except as otherwise specified in this Amendment, all items left blank remain unchanged in all material respects and any items that are reported are deemed to amend the corresponding items in the Schedule 13D. Capitalized terms used herein but not defined herein have the respective meanings ascribed to them in the Schedule 13D.

Item 1.	Security and Issuer.

No modification is made to Item 1 of the Schedule 13D.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) This Schedule 13D is filed jointly by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities and Exchange Act of 1934, as amended (the “Act”):

(i)	HALRES LLC, a Delaware limited liability company (“HALRES”);

(ii)	EnCap Energy Capital Fund VIII, L.P., a Delaware limited partnership (“EnCap Fund VIII”), the general partner of which is EnCap Equity Fund VIII GP, L.P., a Delaware limited partnership (“EnCap Fund VIII GP”);

(iii)	David B. Miller, a citizen of the United States of America;

(iv)	D. Martin Phillips, a citizen of the United States of America;

(v)	Gary R. Petersen, a citizen of the United States of America; and

(vi)	Robert L. Zorich, a citizen of the United States of America.

HALRES, EnCap Fund VIII, David B. Miller, D. Martin Phillips, Gary R. Petersen and Robert L. Zorich are collectively referred to as the “Reporting Persons”. The Reporting Persons have entered into an Amended and Restated Joint Filing Agreement, attached hereto, pursuant to which the Reporting Persons have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act. Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13D.

Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this Schedule 13D shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this Schedule 13D held by any other person.

Certain information required by this Item 2 concerning the executive officers and managers of certain of the Reporting Persons is set forth on Schedule A, attached hereto, which is incorporated herein by reference.

CUSIP No. 40537Q100	Page 14 of 18 Pages

(b) The principal business address of each of the Reporting Persons and EnCap Fund VIII GP is as follows:

HALRES LLC	1000 Louisiana Street, Suite 6700 Houston, Texas 77002

EnCap Energy Capital Fund VIII, L.P.	1100 Louisiana, Suite 4900 Houston, Texas 77002

EnCap Energy Capital Fund VIII GP, L.P.	1100 Louisiana, Suite 4900 Houston, Texas 77002

David B. Miller	3811 Turtle Creek Blvd., Suite 1000 Dallas, Texas 75219

D. Martin Phillips	1100 Louisiana, Suite 4900 Houston, Texas 77002

Gary R. Petersen	1100 Louisiana, Suite 4900 Houston, Texas 77002

Robert L. Zorich	1100 Louisiana, Suite 4900 Houston, Texas 77002

(c) (i) HALRES is a Delaware limited liability company whose principal business is engaging in the exploration, exploitation, development, production, and acquisition of oil and gas properties.

(ii) EnCap Fund VIII is a Delaware limited partnership whose principal business is investing in upstream and midstream sectors of the oil and gas industry in North America. EnCap Fund VIII GP is a Delaware limited partnership whose principal business is to serve as the general partner of EnCap Fund VIII.

(iii) Each of David B. Miller, D. Martin Phillips, Gary R. Petersen, and Robert L. Zorich are Senior Managing Directors of EnCap Investments L.P., EnCap Investments GP, L.L.C., and RNBD GP LLC. The principal business address of EnCap Investments, L.P., EnCap Investments GP, L.L.C., and RNBD GP LLC is 1100 Louisiana, Suite 4900, Houston, Texas 77002.

(d)-(e) None of the Reporting Persons nor, to the best of any Reporting Person’s knowledge, their respective executive officers or managers listed on Schedule A hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of David B. Miller, D. Martin Phillips, Gary R. Petersen, and Robert L. Zorich and any other person named in response to this Item 2 is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

No modification is made to Item 3 of the Schedule 13D.

Item 4.	Purpose of Transaction.

No modification is made to Item 4 of the Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

The information in Item 5 of the Schedule 13D is hereby amended in its entirety to read as follows:

CUSIP No. 40537Q100	Page 15 of 18 Pages

(a) The following table describes the number of shares of Common Stock, including the shares of Common Stock issuable upon exercise of the Warrants, and the percent of outstanding Common Stock owned by the Reporting Persons. All percentages are calculated based upon 252,884,092 shares of Common Stock outstanding, which includes (i) 216,217,425 shares outstanding as of September 19, 2012 (as reported in the Prospectus filed by the Issuer with the Commission on September 13, 2012) and (ii) 36,666,667 shares of common stock issuable upon exercise of the Warrants.

	Common Stock		Warrants
Name:	Sole:	Shared:	Sole:	Shared:	Percent of Class (1)
HALRES LLC	2	0	36,666,667	0	14.5%
EnCap Energy Capital Fund VIII, L.P.	3,750,000	2	0	36,666,667	16.0%
David B. Miller	5,000	3,750,002	0	36,666,667	16.0%
D. Martin Phillips	0	3,750,002	0	36,666,667	16.0%
Gary R. Petersen	0	3,750,002	0	36,666,667	16.0%
Robert L. Zorich	0	3,750,002	0	36,666,667	16.0%

(i)	In accordance with SEC regulations under Section 13(d) of the Act, the percent shown in this column for each Reporting Person represents the number of shares of Common Stock beneficially owned by the Reporting Person plus the derivative securities exercisable within 60 days (on an as converted basis) owned by such Reporting Person divided by the number of shares outstanding plus the number of derivative securities (on an as converted basis) beneficially owned by such Reporting Person.

(b) HALRES has the sole power to vote or direct the vote and to dispose or direct the disposition of 36,666,669 shares of Common Stock.

EnCap Energy Capital Fund VIII, L.P. (“EnCap Fund VIII”) may be deemed to share the power to vote or direct the vote or to dispose or direct the disposition of the shares of Common Stock owned by HALRES by virtue of having the contractual right to nominate a majority of the members of the board of managers of HALRES pursuant to HALRES’ limited liability company agreement.

EnCap Fund VIII is controlled indirectly by David B. Miller, D. Martin Phillips, Gary R. Petersen, and Robert L. Zorich, who are the controlling members of RNBD GP LLC (“RNBD”) and any action taken by RNBD to dispose or acquire securities has to be unanimously approved by all four members. RNBD is the sole member of EnCap Investments GP, L.L.C. (“EnCap Investments GP”), which is the general partner of EnCap Investments L.P. (“EnCap Investments LP”), which is the general partner of EnCap Equity Fund VIII GP, L.P. (“EnCap Fund VIII GP”), which is the general partner of EnCap Fund VIII. Therefore, EnCap Investments GP, EnCap Investments LP and EnCap Fund VIII GP may also be deemed to share the power to vote or direct the vote or to dispose or direct the disposition of the shares of Common Stock owned by EnCap Fund VIII and HALRES.

RNBD, EnCap Investments GP, EnCap Investments LP, EnCap Fund VIII GP (collectively, the “EnCap Entities”) and each of the Reporting Persons disclaim beneficial ownership of the reported securities except to the extent of their pecuniary interest therein, and this Schedule 13D shall not be deemed an admission that the Reporting Persons are the beneficial owners of the reported securities for purposes of Section 16 or for any other purpose.

(c) Pursuant to the Distribution, HALRES distributed 73,333,332 shares of Common Stock the Issuer to its members for no consideration. As a result of the Distribution, EnCap Fund VIII, a member of HALRES, received 44,000,000 shares of common stock of the Issuer. On September 18, 2012, EnCap Fund VIII sold 40,250,000 shares of Common Stock of the Issuer in a registered underwritten public offering at a public offering price of $7.00 per share.

(d) Except as otherwise described herein, and to the knowledge of the Reporting Persons, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from sale of, the Common Stock deemed to be beneficially owned by them.

(e) Not applicable.

CUSIP No. 40537Q100	Page 16 of 18 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended by adding the following information:

Item 7.	Material to be Filed as Exhibits.

Exhibit A	Securities Purchase Agreement, dated December 21, 2011, between Halcon Resources LLC and RAM Energy Resources, Inc. (incorporated by reference to Exhibit 2.1 of the Issuer’s Current Report on Form 8-K dated December 21, 2011 and filed with the Commission on December 22, 2011)

Exhibit B	Registration Rights Agreement, dated February 8, 2012, between Halcon Resources LLC and RAM Energy Resources, Inc. (incorporated by reference to Exhibit 4.3 of the Issuer’s Current Report on Form 8-K dated February 8, 2012 and filed with the Commission on February 9, 2012)

Exhibit C	Letter Agreement dated December 21, 2011 among Halcon Resources LLC, HALRES Management LLC, EnCap Energy Capital Fund VIII, L.P., Kellen Holdings, LLC, Mansefeldt Halcon Partners, Abilene Halcon Partners, Tejon Halcon Partners, and Mwewe Partners, LLC (incorporated by reference to Exhibit C to the Schedule 13D filed by Halcon Resources LLC, David B. Miller, D. Martin Phillips, Gary R. Petersen and Robert L. Zorich on February 17, 2012)

Exhibit D	Amended and Restated Joint Filing Agreement dated September 28, 2012 by and among HALRES LLC, EnCap Energy Capital Fund VIII, L.P., David B. Miller, D. Martin Phillips, Gary R. Petersen and Robert L. Zorich

Exhibit E	Voting Agreement dated April 24, 2012 (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K dated April 25, 2012 and filed with the Commission on April 25, 2012)

CUSIP No. 40537Q100	Page 17 of 18 Pages

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Date: September 28, 2012

HALRES LLC

By:	/s/ Floyd C. Wilson

Name:	Floyd C. Wilson

Title:	President and Chief Executive Officer

ENCAP ENERGY CAPITAL FUND VIII, L.P.

By:	EnCap Equity Fund VIII GP, L.P.,
General Partner of EnCap Energy Capital Fund VIII, L.P.

By:	EnCap Investments L.P.,
General Partner of EnCap Equity Fund VIII GP, L.P

By:	EnCap Investments GP, L.L.C., General Partner of EnCap Investments L.P.

By:	/s/ David B. Miller

Name:	David B. Miller

Title:	Senior Managing Director

/s/ David B. Miller
David B. Miller

/s/ D. Martin Phillips
D. Martin Phillips

/s/ Gary R. Petersen
Gary R. Petersen

/s/ Robert L. Zorich
Robert L. Zorich

CUSIP No. 40537Q100	Page 18 of 18 Pages

Exhibit Index

Exhibit A	Securities Purchase Agreement, dated December 21, 2011, between Halcon Resources LLC and RAM Energy Resources, Inc. (incorporated by reference to Exhibit 2.1 of the Issuer’s Current Report on Form 8-K dated December 21, 2011 and filed with the Commission on December 22, 2011)

Exhibit B	Registration Rights Agreement, dated February 8, 2012, between Halcon Resources LLC and RAM Energy Resources, Inc. (incorporated by reference to Exhibit 4.3 of the Issuer’s Current Report on Form 8-K dated February 8, 2012 and filed with the Commission on February 9, 2012)

Exhibit C	Letter Agreement dated December 21, 2011 among Halcon Resources LLC, HALRES Management LLC, EnCap Energy Capital Fund VIII, L.P., Kellen Holdings, LLC, Mansefeldt Halcon Partners, Abilene Halcon Partners, Tejon Halcon Partners, and Mwewe Partners, LLC (incorporated by reference to Exhibit C to the Schedule 13D filed by Halcon Resources LLC, David B. Miller, D. Martin Phillips, Gary R. Petersen and Robert L. Zorich on February 17, 2012)

Exhibit D	Amended and Restated Joint Filing Agreement dated September 28, 2012 by and among HALRES LLC, EnCap Energy Capital Fund VIII, L.P., David B. Miller, D. Martin Phillips, Gary R. Petersen and Robert L. Zorich

Exhibit E	Voting Agreement dated April 24, 2012 (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K dated April 25, 2012 and filed with the Commission on April 25, 2012)